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                              January 26, 2021

       David Garofalo
       Chief Executive Officer
       Gold Royalty Corp.
       1030 West Georgia St.
       Suite 1830
       Vancouver, BC V6E 2Y3

                                                        Re: Gold Royalty Corp.
                                                            Registration
Statement on Form F-1
                                                            Filed January 12,
2021
                                                            File No. 333-252036

       Dear Mr. Garofalo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed January 12, 2021

       Management
       Advisory Board Compensation, page 78

   1. We note your disclosure that you entered into a consulting agreement with Mr. Telfer.
                                                        Please file the
agreement as an exhibit to your filing or tell us why you believe you are not required to do so.
Refer to Item 601(b)(10) of Regulation S-K for guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Garofalo
Gold Royalty Corp.
January 26, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at
(202) 551-3718 for engineering related questions. Please contact Anuja Majmudar, Staff
Attorney, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Garofalo
                                                           Division of
Corporation Finance
Comapany NameGold Royalty Corp.
                                                           Office of Energy &
Transportation
January 26, 2021 Page 2
cc:       Rick Werner
FirstName LastName